UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2005

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: September 13, 2005

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September 13, 2005

CAMTEK INTRODUCES THREE NEW FALCON MODELS

MIGDAL HA’EMEK, Israel, September 13, 2005 – Camtek Ltd. (NASDAQ: CAMT) announced today the introduction of three new Falcon models at Semicon Taiwan, which opened today in Taipei. The Falcon is Camtek’s family of automatic optical inspection systems for semiconductor wafers.

The new models, designed for inline 100% inspection at high throughputs, consist of Falcon 800 for 3D metrology of gold and solder bumped wafers; Falcon 500PD for post-dicing wafer inspection and Falcon 500 for general wafer inspection before or after test. Camtek has developed a significant amount of intellectual property for the new Falcons, and has filed several patent applications to protect it. One of those is the CTS, Camtek’s new triangulation height measurement technology, which is one of the keys to the Falcon’s 3D performance.

Amir Gilead, VP of semiconductor manufacturing and packaging inspection products, said: “The new models are an evolutionary step in the development of the Falcon. Realizing the wide spectrum of needs in our marketplace we developed a line of dedicated models for demanding 3D metrology applications, which handles even the smallest gold bumps, as well as simpler models for basic surface inspection. At the same time, we retained a wide selection of options and upgrade paths that allow customers to get the right system for their current needs and budgets, and protect their investments by adding capabilities in the future. We are already planning to install at least 10 Falcon systems of the new models in the fourth quarter.”

Rafi Amit, Camtek’s CEO, commented, “In less than two years since its first installation, the Falcon has proven itself as a high performance and reliable system. So far the Falcon has been qualified and purchased by a number of major international integrated device manufacturers (IDM) worldwide, as well as by bumping houses, test and assembly subcontractors and independent wafer foundries. Falcon sales have been growing substantially from quarter to quarter with many repeat and multiple orders, which demonstrate our customers’ level of satisfaction. We are confident that the Falcon is becoming a prime growth engine for Camtek, as we have expected it to be.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

Contacts
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

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